Exhibit (a)(18)

NOTICE OF EXPIRATION OF OFFER, AMENDMENT OF ELIGIBLE OPTIONS AND

COMMITMENT TO MAKE CASH PAYMENT

We are pleased to announce that we have completed our Offer to Amend Eligible Options. As a result of the Offer, we have amended outstanding Eligible Options covering shares of Citrix common stock to increase the exercise price of each such option to the fair market value per share of Citrix common stock on the actual grant date of that option. In addition, the participants whose Eligible Options have been so amended are now eligible for cash payments to compensate them for the higher exercise prices per share in effect for their amended options.

Your Eligible Options were validly submitted for amendment pursuant to the Offer and not otherwise withdrawn prior to the expiration date of the Offer. Accordingly, the adjusted exercise price per share now in effect for each of your amended Eligible Options is as was set forth in the Election Confirmation Statement you received after you tendered your Eligible Options. Each of your amended options will continue to vest in accordance with the same vesting schedule measured from the same vesting commencement date currently in effect for that option. The amendment has no effect on any option’s vesting schedule, exercise period, option term or any other term of the option.

In exchange for your agreement to amend your outstanding Eligible Options to the New Exercise Prices determined for those options, Citrix hereby irrevocably commits to make a cash payment to you in the amount that was set forth in the Election Confirmation Statement you received when you tendered your Eligible Options. Current guidance under Section 409A of the Internal Revenue Code of 1986, as amended, requires that the cash payment not be paid in the same year in which the Eligible Options are amended. Therefore, it is expected that the cash payment will be paid in January 2008. Citrix must withhold all applicable U.S. federal, state and local income and employment withholding taxes and other required payments, and you will receive only the portion of the payment remaining after those taxes and payments have been withheld. You will receive your cash payment even if your employment with Citrix terminates prior to the date on which the cash payment is made.

This commitment to make the cash payment to you is governed by the terms and conditions of the Offer as set forth in the Offer to Amend, the Election Form and the Stock Option Amendment and Cash Payment Agreement (collectively, the “Offer Documents”), all of which are incorporated herein by reference. Accordingly, this commitment and the Offer Documents reflect the entire agreement between you and Citrix with respect to the amendment of your tendered Eligible Options.